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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549               SEC File #
                                                                  0-17287
                                  FORM 12b-25
                        NOTIFICATION OF LATE FILING              Cusip #
                                                                 378904403

Form 10-K [x]   Form 20-F [ ]   Form 11-K [ ]   Form 10-QSB [ ]   Form N-SAR

                      For Period Ended: December 31, 1999
                                        -----------------
                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: ______________________
_____________________________________________________________________________
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|Read Instruction (on back page) Before Preparing Form, Please Print or Type|
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| Nothing in this form shall be construed to imply that the Commission has  |
|              verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
     The North Face, Inc., a Delaware corporation
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
     2013 Farallon Drive
     San Leandro, CA 94577
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City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
X filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
X   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
        has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to complete and file its annual report on Form 10-K for the fiscal year ended December 31, 1999 at this time because of delays in the completion of audits for the Registrant's significant European subsidiary. The Registrant is currently undergoing a reaudit of its European subsidiary's financial statements for the years ended December 31, 1997 and 1998. The reaudit is being performed by Grant Thornton. Currently, completion of the audits and filing of the Registrants's annual report on Form 10-K are expected to occur on or before April 14, 2000.

This Notification of Late Filing is accompanied by a letter from the Registrant's Independent auditors, Deloitte & Touche LLP, confirming that the audit of the Registrant's Consolidated financial statements has not yet been completed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Geoffrey D. Lurie
          Chief Executive Officer
          The North Face, Inc.
          2013 Farallon Drive
          San Leandro, CA  94577
          Telephone: (510) 618-3500

          With a copy to:

          Ed Kerson
          Proskauer Rose LLP
          1585 Broadway
          New York, NY 10036-8299
          Telephone: (212) 969-3000

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [x]Yes  [ ]No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [ ]Yes  [x]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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The North Face, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2000                     By: /s/ Geoffrey D. Lurie
     -----------------------------       -------------------------------------
                                         Geoffrey D. Lurie
                                         Chief Executive Officer

INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
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                                   EXHIBIT A
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Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105



March 30, 2000

Mr. Geoffrey D. Lurie
The North Face, Inc.
2013 Farallon Drive
San Leandro, CA 94577

Dear Mr. Lurie:

This is to confirm that we have advised you that Deloitte & Touche LLP is unable to complete the audit of consolidated financial statements of The North Face, Inc. (the "Company") as of December 31, 1999 and 1998 and for the three years in the period ended December 31, 1999 by March 30, 2000, the statutory due date for the filing, with the Securities and Exchange Commission, of the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

Yours truly,

/s/ Deloitte & Touche LLP